Exhibit 23.1

Consent of Independent Auditors

The Members

Copper Beech Townhome Communities Portfolio:

We consent to the use of our report dated February 26, 2013, with respect to the combined consolidated statement of revenues and certain expenses of Copper Beech Townhome Communities Portfolio for the year ended December 31, 2012, included herein and in the prospectus supplement and to the reference to our firm under the heading “Experts” in the prospectus supplement. Our report refers to the fact that the combined consolidated statement of revenues and certain expenses of Copper Beech Townhome Communities Portfolio was prepared for the purpose of complying with the rules and regulations of the U.S. Securities and Exchange Commission, as described in Note 2 to the combined consolidated statement of revenues and certain expenses, and it is not intended to be a complete presentation of Copper Beech Townhome Communities Portfolio’s revenues and expenses.

/s/ KPMG LLP

New York, New York

February 26, 2013